Exhibit 99.1

Rediff.Com Reports Fiscal 2012 Fourth Quarter and Year-end Results

Mumbai, India, May 29, 2012

Our overall revenues declined 18% in dollar terms on a year-over-year basis and 4% in dollar terms sequentially. Our EBIDTA has improved by 7% in dollar terms on a year-over-year basis and gross margins increased approximately 100 basis points over the fiscal fourth quarter last year and approximately 200 basis points sequentially. While advertising revenues were down for the comparable periods, we saw a 68% year-over-year increase in our ecommerce revenues, maintaining a healthy 11% gross margin.

For the quarter ended March 31, 2012, our India online advertising revenues declined 25% in dollar terms (16% in rupee terms) on a year-over-year basis and 7% in dollar terms (8% in rupee terms) sequentially. Total India revenue, which includes fee-based and online advertising revenues, declined 23% in dollar terms (14% in rupee terms) and 4% in dollar terms (6% in rupee terms) for the same respective periods. However, it’s important to note that our India Online revenues were impacted by 11% due to foreign currency fluctuations as the Indian Rupee weakened vs. the U.S. dollar in the comparable year-over-year periods. The Operating EBITDA loss for the quarter ended March 31, 2012 was lower, at $1.20 million, as compared to an Operating EBITDA loss of $1.29 million for the corresponding quarter last year. Additionally, operating expenses for the comparable fourth quarter periods declined from $3.97 to $3.49 million, a decrease of approximately 12%.

The Banking, Financial Services and Insurance (“BFSI”) sector, which accounts for a third of online display ad spends in India has reduced its spending in the quarter ended March 31, 2012, resulting in a decline in our India online advertising revenues in the same quarter. Other sectors, most notably the FMCG, Auto and Consumer Electronics segment re-allocated their advertising spend during the quarter from TV and print to online, though the increase was not enough to make up for a decline in spend in the BFSI sector. The growth in ecommerce revenues is attributed to our continued investments to improve search and browse functionalities, an addition of a voice based call-centre support and improvements in the efficiency of third-party logistics system. Lastly, we continue to invest in our Local Deals and Local TV ads businesses, which hold much long-term promise, but remain in the initial stages of growth.

Further details of Rediff.com’s results for the fourth fiscal quarter and fiscal year ended March 31, 2012 are appended in tabular form to this press release. A script of the earnings result conference call held on May 29, 2012 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES TO FOLLOW

STATEMENT OF OPERATIONS

QUARTER AND YEAR ENDED MARCH 31, 2012

(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended March 31		Year ended March 31
	2012	2011	2012	2011
Revenues
India Online	3.73	4.84	16.22	17.94
US Publishing	0.91	0.80	3.72	3.85
Total Revenues	4.64	5.64	19.94	21.79
Cost of Revenues *	(2.35)	(2.96)	(10.77)	(10.79)
Gross Margin	2.29	2.68	9.17	11.00
Gross Margin %	49%	48%	46%	50%
Operating Expenses *	(3.49)	(3.97)	(16.41)	(15.78)
Operating EBITDA	(1.20)	(1.29)	(7.24)	(4.78)
Depreciation / Amortization	(0.82)	(0.95)	(3.50)	(3.78)
Interest Income	0.48	0.77	2.58	3.37
Other Income (see note below)	0.03	0.02	0.86	0.10
Impairment of long lived assets and investment	—	(0.65)	—	(0.65)
Foreign Exchange gain (loss)	0.04	(0.01)	(0.09)	(0.02)
Equity in net loss of equity method investee	(0.01)	(0.15)	(0.22)	(0.79)
Net loss before income taxes	(1.48)	(2.26)	(7.61)	(6.55)
Tax	0.06	(0.02)	0.06	(0.02)
Net loss	(1.42)	(2.28)	(7.55)	(6.57)
Net loss per ADS (in US dollars)	(0.051)	(0.084)	(0.275)	(0.238)
Net loss per ADS (in US dollars) diluted	(0.051)	(0.084)	(0.275)	(0.238)
Weighted average ADS Outstanding (in millions)	27.59	27.20	27.52	27.57
* Stock based Compensation included in:
Cost of revenue	0.01	0.02	0.06	0.08
Operating expenses	0.21	0.30	0.85	0.61

Notes

•	Each ADS represents one half of an equity share.

•	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•

During the Fiscal year ended March 31, 2010 the company established an ESOP trust for the benefit of the employees and purchased 750,000 shares (equivalent to 1,500,000 ADS). During the quarter ended December 31, 2010 Trust purchased an additional 265,000 shares (equivalent to 530,000 ADS). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

•	During the fiscal year ended March 31, 2011 the Company acquired Vubites India Private Limited and consolidated its result of operations.

•	During the fiscal year ended March 31, 2012 the company exited from one of its equity investments, which accounted for a one time gain from sale of investment of US$ 0.75 million.

Non-GAAP Measures Note

Operating EBITDA, non-GAAP operating expenses, impairments related to long-lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

QUARTER AND YEAR ENDED MARCH 31, 2012

(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2012	2011	2012	2011
Operating EBITDA (Non GAAP)	(1.20)	(1.29)	(7.24)	(4.78)
Depreciation / Amortization	(0.82)	(0.95)	(3.50)	(3.78)
Interest Income	0.48	0.77	2.58	3.37
Other Income (refer note below)	0.03	0.02	0.86	0.10
Impairment of long lived assets and investment	—	(0.65)	—	(0.65)
Foreign Exchange gain (loss)	0.04	(0.01)	(0.09)	(0.02)
Equity in net loss of equity method investee	(0.01)	(0.15)	(0.22)	(0.79)
Net loss before income taxes	(1.48)	(2.26)	(7.61)	(6.55)
Tax	0.06	(0.02)	0.06	(0.02)
Net loss (GAAP)	(1.42)	(2.28)	(7.55)	(6.57)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

QUARTER AND YEAR ENDED MARCH 31, 2012

(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2012	2011	2012	2011
Operating Expenses (GAAP)	4.27	5.58	20.00	20.23
Depreciation/Amortization	(0.82)	(0.95)	(3.50)	(3.78)
Impairment of long lived assets and investment	—	(0.65)	—	(0.65)
Foreign Exchange gain (loss)	0.04	(0.01)	(0.09)	(0.02)
Operating Expense (Non-GAAP)	3.49	3.97	16.41	15.78

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.

Investor Relations and Corporate Affairs Contact

Tel.: +91-22-6182 0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com